Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-204812 on Form S-1, and to the incorporation by reference in the Registration Statement No. 333-205333 on Form S-8, of our reports dated February 28, 2017, relating to the consolidated and combined financial statements of Babcock & Wilcox Enterprises, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph related to the completion of the spin-off of the Company effective June 30, 2015 by The Babcock and Wilcox Company) and the effectiveness of Babcock & Wilcox Enterprises, Inc.’s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2016.
/S/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 28, 2017